

January 18, 2013

<u>Via E-mail</u>
Greg Adams
Chief Operating Officer and Chief Financial Officer
Green Earth Technologies, Inc.
1136 Celebration Boulevard
Celebration, FL 34747

> **Re:  Green Earth Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 19, 2012**
> **File No. 333-185557**

Dear Mr. Adams:

We have reviewed your supplemental response dated January 16, 2013 and have the following comments.

<u>Prospectus Summary, page 1</u>

1. We note your disclosure in response to comment three in our letter dated January 10, 2013. Please supplement the proposed "This Offering" disclosure on Annex B to indicate the following:
   - The timeframe during which the private placement transaction involving the issuance of the debentures and warrants to the eight accredited investors took place;
   - The total consideration received by the company at the closing of the private placement transaction;
   - The percentage of interest accruing under the debentures and whether the number of shares subject to the resale registration includes the shares issuable pursuant to the conversion of the maximum amount of unpaid interest accrued under the debentures; and
   - The ratio of the number of shares of common stock for which the warrants are exercisable, and whether the warrants provide for a cashless exercise feature.

<u>Incorporation by Reference of Certain Documents, page 1</u>

2. We note your response to comment four in our letter dated January 10, 2013. Please note that Exchange Act Rule 3a51-1(g)(3) provides that the average revenue for the last three years must be demonstrated by financial statements, which are "the most recent financial statements for the issuer that have been audited and reported on by an independent public accountant…" As a result, the average of revenues must be calculated based upon the net sales reported by the company for each of the last three fiscal years, the GAAP measure required by Rule 3-05 of Regulation S-X. We note that the revenue numbers included in

your response do not appear in your audited financial statements or the notes to the financial statements.  Since the average revenue for fiscal years 2012, 2011 and 2010 is less than $6 million ($5,773,000), we continue to believe that the company does not meet the requirements of incorporating information by reference.  Please amend the registration statement to include all disclosure required by Form S-1.

The Selling Stockholders, page 4

3.  We note your response to comment five in our letter dated January 10, 2013.  With a view towards disclosure, please explain to us the relationship that Galesi Group has with each of Elysium Natural Resources, LLC and Francesco Galesi Irrevocable Grantor Trust, and the extent to which the relationship affects the determination of beneficial interest for each of these selling stockholders.  In this regard, we also note that in the last proxy statement filed with the Commission on October 29 2012, Mr. Galesi and not Galesi Group is listed as a 23.4% beneficial owner.  We may have additional comments following the review of your response.

4.  Please ensure to include your response to comment six in our letter dated January 10, 2013 in your next amendment.

    You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any questions.

                                        Sincerely,

                                        /s/ Pamela Long

                                        Pamela Long
                                        Assistant Director


cc: Joel J. Goldschmidt, Esq.